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                             July 27, 2023

       James D. Swift, M.D.
       Chief Executive Officer
       Pediatrix Medical Group, Inc.
       1301 Concord Terrace
       Sunrise, FL 33323

                                                        Re: Pediatrix Medical
Group, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 31,
2023
                                                            File No. 001-12111

       Dear James D. Swift:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 31, 2023

       Pay Versus Performance, page 58

   1. We note that you have included Income (Loss) from Continuing Operations in column (h)
                                                        of your pay versus
performance table in lieu of net income (loss) as required by
                                                        Regulation S-K Item
402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial
statements, in column (h) for all years covered by the table. Refer to Regulation S-K
Compliance and Disclosure Interpretations Questions 128D.08 and
                                                        128D.09. Please note
that you may voluntarily provide supplemental measures of
                                                        compensation or
financial performance, so long as any additional disclosure is clearly identified as
supplemental, not misleading, and not presented with greater prominence than the required
disclosure.
 James D. Swift, M.D.
FirstName  LastNameJames   D. Swift, M.D.
Pediatrix Medical Group, Inc.
Comapany
July       NamePediatrix Medical Group, Inc.
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
       Please contact Eric Envall at 202-551-3234 or Charlie Guidry at 202-551-3621 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program